Room 4561

July 25, 2007

Michael J. Rapisand
Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

Re: Xplore Technologies Corp.
Preliminary Information Statement on Schedule 14C filed July 13, 2007
File No. 0-52697

Dear Mr. Rapisand:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General

1.   Please provide a detailed analysis regarding how the information presented in this information statement regarding an unregistered offering of securities complies with the limitations set forth in Rule 135c of the Securities Act of 1933.

2.   We note that the proposed action authorizing the issuance of securities in an unregistered offering will have the effect of enabling the company to issue shares of its Series C Preferred Stock. As such, it appears information required by Item

13(a) of Schedule 14A should be provided. See paragraph 11(e) of Schedule 14A, or provide us with a reasoned analysis of why such information is not required.

3.   Please provide us with a description of the manner in which you intend to seek the consent of the necessary percentage of outstanding shares to approval the issuance of the securities in the private placement described in your document. Tell us how many shareholders were or will be contacted as well as the nature of the relationship between those contacted and the company affiliates. It does not appear from your beneficial ownership table on page 6 that your officers, directors and Phoenix Venture Fund LLC 110 hold greater than 50% of the voting power of your combined classes of securities. Please tell us the manner in which you intend to seek consent of enough additional beneficial owners to approve the issuance of the shares in the private placement. Also, provide us with a detailed analysis as to whether such activities constitute a solicitation, and, if so, whether such activities qualify for one of the exemptions to the definition of solicitation set forth in Rule 14a-2 of the Securities Exchange Act of 1934.

Interests of Certain Persons in Matters to be Action On, page 5

4.   Revise to state the maximum gross investment SG Phoenix is obligated to make in the private placement; the cash fee payable by Xplore Technologies if the maximum investment is made; and the number of additional warrants issuable to SG Phoenix if the maximum investment is made. See Item 5(a) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 603-2001
       Jonathan J. Russo, Esq.
       Thelan Reid Brown Raysman & Steiner LLP
       Telephone: (212) 603-2227